Example Template : 77O



DEUTSCHE SCIENCE AND TECHNOLOGY FUND


N-Sar May 1, 2016 - October 31, 2016



Security Purchased	Cusip 	"Purchase/
Trade Date"	 Size (Shr) of Offering 	Offering Price
of Shares	Total ($) Amt of Offering	 Amt of
shares Purch by Fund 	% of Offering Purchased by
Fund	% of Funds Total Assets	Brokers	Purchased
From
Line Corp - ADR Equity	53567X101	7/11/2016
	$32.84	$1,137,500,000	$292,276	0.03%
	MS, GS, JPM, DB, CS, ML, JEFF	MORGAN
STANLEY AND CO., INC.